UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 276th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: July 20th, 2015, at 9 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors that sign this minute, according to the article 19, paragraph 4 of the Bylaws, representing a quorum required for installation and deliberation.

4. RESOLUTIONS:

4.1. DISTRIBUTION OF INTERIM DIVIDENDS: The Board of Directors approved, by unanimous decision, the proposal of distribution of Interest on Own Capital to the Company’s shareholders, in the amount of R$221,000,000.00 (two hundred twenty-one million reais), corresponding to a value of R$0.122734955402 per common share and R$0.135008450942 per preferred share, corresponding to a net value, after deducting the Withholding Income tax, of R$187,850,000.00 (one hundred and eighty-seven million, eight hundred and fifty thousand reais), corresponding to a net value of R$0.104324712092 per common share and R$0.114757183301 per preferred share, based on the net profit accounted in the balance sheet of May 31st, 2015, which are imputed to the minimum mandatory dividend of the fiscal year 2015 ad referendum of the General Shareholders Meeting. The payment of such Interest on Own Capital will be carried out until the end of 2015 in a date to be defined by the Company´s Board. The Interest on Own Capital shall be credited to shareholders, in accordance to the shareholder registry book position by the end of the day, on July 31st, 2015, including. After this date, Company’s share will be considered “ex-Interest on Own Capital”.

Minutes of the 276th MBD of 07.20.15 Page 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 276th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, July 20th, 2015. (aa) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-President of the Board of Directors; Amos Genish; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra e Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 276th meeting of the Board of Directors of Telefônica Brasil S.A., held on July 20th, 2015, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

Continuation of Minutes of the 276th MBD of 07.20.15 Page 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 20, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director